Exhibit 99.1

Aurinia Launches Resource Kit for People Living With Lupus Nephritis and Partners With National Kidney Foundation on Awareness Initiative

- Company recognizes World Kidney Day and National Kidney Month -

VICTORIA, British Columbia--(BUSINESS WIRE)--March 12, 2020--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”) , a late-stage clinical biopharmaceutical company focused on advancing voclosporin across multiple inflammatory and autoimmune conditions, today announced new initiatives to support the lupus nephritis (LN) community and raise disease awareness on World Kidney Day, during National Kidney Month and beyond. These initiatives and resources include:

  #ALLINorange: Through the ALL IN program, Aurinia is once again partnering with the National Kidney Foundation (NKF) on its #ALLINorange campaign throughout the month of March to raise awareness and understanding of LN. The ALL IN program is a source of information, resources, and support for those affected by LN and their care partners. ALL IN community members and those who newly register in March will receive #ALLINorange disease awareness bracelets to show support for National Kidney Month and the LN community. More information is available at www.allinforln.com.
  ALL IN Lupus Nephritis Awareness Resource Kit: Aurinia also launched today a new resource kit for people living with LN and their care partners. The kit was created with input from members of the LN community to help expand awareness and knowledge of lupus nephritis. The resource kit is available at www.allinforln.com/awarenesskit.

There is currently no FDA-approved therapy for LN, which is inflammation of the kidneys caused by systemic lupus erythematosus (SLE) and represents a serious progression of SLE. LN affects up to 50% of the SLE patient population.

“Observances such as National Kidney Month and World Kidney Day are a reminder that people living with lupus nephritis are affected by the severe symptoms and complications associated with this disease each and every day. We are honored to work together with the community to advance understanding of this serious disease,” said Neil Solomons, M.D. Chief Medical Officer at Aurinia. “The ALL IN program is a source of information, resources, and support for those affected by LN, and we are committed to continuing to build on materials and initiatives that benefit the community.”

More information about LN is available at www.allinforln.com. Members of the LN community can also find and share these resources and information about LN on Facebook @AuriniaPharma during National Kidney Month.

About Lupus Nephritis

Lupus nephritis (LN) is an inflammation of the kidney caused by Systemic Lupus Erythematosus (SLE) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder. The disease is highly heterogeneous, affecting a wide range of organs and tissue systems. Unlike SLE, LN has straightforward disease outcomes (measuring proteinuria) where an early response correlates with long-term outcomes. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced eGFR, and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About Aurinia

Aurinia Pharmaceuticals is a late clinical-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by diseases with a high unmet medical need. The Company is currently developing an investigational drug for the treatment of lupus nephritis, focal segmental glomerulosclerosis and dry eye syndrome. The Company’s head office is in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

About National Kidney Foundation

The National Kidney Foundation (NKF) is the largest, most comprehensive, and longstanding patient-centric organization dedicated to the awareness, prevention, and treatment of kidney disease in the U.S. For more information about NKF, visit www.kidney.org.

Forward-Looking Statement

Certain of the statements made in this presentation may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable U.S. securities law. These forward-looking statements or information include but are not limited to statements or information with respect to lupus nephritis (LN), FSGS and Dry Eye Syndrome.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this presentation is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.

Contacts

Investors & Corporate:
Glenn Schulman, PharmD, MPH
Corporate Communications, Aurinia
gschulman@auriniapharma.com

Media:
Krystle Gibbs
Ten Bridge Communications
krystle@tenbridgecommunications.com